EXHIBIT 21.1

Subsidiaries of Digital Ally, Inc.

Subsidiary Legal Name	Status	State of Organization	Type of Organization	Entity Organizational ID #

Digital Ally International, Inc.	Subsidiary	Nevada	Corporation	NV20091423731
Shield Products, LLC	Subsidiary	Kansas	Limited Liability Company	9656117
Digital Ally Healthcare, Inc.	Subsidiary	Nevada	Corporation	NV20212106205